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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

   Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                             For October 26, 2001

                        Commission File Number 0-31943

                                 ImagicTV Inc.
                 (Translation of Registrant name into English)

            One Brunswick Square
          14th Floor, P.O. Box 303
      Saint John, New Brunswick, Canada                     E2L 3Y2

  (Address of Principal Executive Offices)                 (Zip Code)


                                (506) 631-3000
                               ----------------
             (Registrant's telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No: [X]

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This Form 6-K is filed under the Securities Exchange Act of 1934, as amended, and is incorporated by reference into the Registration Statement on Form S-8 (Reg. No. 333-53910) of ImagicTV Inc. and the related prospectus.

Information furnished on this form:

   Second quarter report (for the quarter ended August 31, 2001)

                                  SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       ImagicTV Inc.
                                       ---------------------------------------
                                       (Registrant)

                                       By: /s/ Marjean Henderson
                                       ---------------------------------------
                                           Vice President, Finance and Chief
                                           Financial Officer

Date: October 26, 2001

LETTER TO SHAREHOLDERS

A Message from Marcel LeBrun, President and CEO, iMagicTV

Dear Shareholders:

During the second quarter of this fiscal year, ending August 31, 2001, iMagicTV achieved a net loss within $100,000 of analysts' expectations, despite the overall downturn in spending in the telecommunications sector. This was accomplished through the aggressive management of our expenses.

iMagicTV continues to see significant activity with telephone companies around the world, and as a result, we have a number of lab and market trials currently underway. Given the state of the economy today, we are seeing longer sales cycles as our customers take a more cautious approach to the timing involved in making the significant capital investments required.

Tier-one service providers are starting to revitalize their activity in reviewing the business case and infrastructure requirements to provide video services. Telephone companies are under significant competitive pressure from cable companies who have begun their own rollout of telephony services bundled with high-speed Internet. Telcos are addressing how they can remain competitive and generate an additional revenue stream.

I am very pleased to provide you with an update on our trials currently underway with Telenor, the incumbent Norwegian telco, and SingTel of Singapore. Telenor's trial has begun in Oslo where consumers are now enjoying broadband television services using iMagicTV software. A significant achievement in this trial is that iMagicTV's software is being used to deliver the same high quality service over a network that utilizes ADSL, VDSL and broadband wireless technology. We believe this demonstrates a key competitive advantage of our solution. It gives service providers the reassurance of knowing they can invest in their service platform while having the ability to select multiple standards-based broadband technologies.

SingTel has now started its interactive television trial and has been joined by the Media Corporation of Singapore (MediaCorp). As one of the region's most established broadcasters, MediaCorp is playing a key role in developing Singapore as a broadcasting and media production hub in Asia.

We remain focused on providing value to our commercially deployed and trial customers, and delivering the best software platform and solutions in the market. There are now over 12,000 subscribers using iMagicTV software to enjoy broadband television services.

I'd like to once again assure you that iMagicTV remains confident in our technology, the broadband television market and our ability to build upon our base of proven, deployed customers.

Marcel LeBrun
President & CEO
Oct 18, 2001

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read together with our annual audited consolidated financial statements and the accompanying notes included in our annual report and the condensed unaudited consolidated financial statements as of and for three and six months ended August 31, 2001, and accompanying notes appearing elsewhere in this report. All financial information is presented in U.S. dollars unless otherwise noted.

Some of the statements set forth in this report are forward-looking statements relating to our future results of operations. Our actual results may vary from the results anticipated by these statements. Please see "Information Regarding Forward-Looking Statements".

RESULTS OF OPERATIONS

Revenues

Our total revenues decreased to $803,000 for the three months ended August 31, 2001 from $2.8 million for the three months ended August 31, 2000 and decreased to $2.5 million for the six months ended August 31, 2001 from $3.6 million for the six months ended August 31, 2000. These decreases primarily relate to non-recurring revenues of $1.1 million for the sale of set-top boxes to NBTel in the three and six months ended August 31, 2000 and lack of license fee revenues in the three months ended August 31, 2001. We executed a trial agreement with a European telephone company in the three month period ended August 31, 2001. We intend to recognize the revenue from this agreement over the term of the trial period.

License Fees. We had no license fee revenues for the three months ended August 31, 2001 compared to $1.5 million for the three months ended August 31, 2000, and our license fee revenues decreased to $522,000 for the six months ended August 31, 2001 from $2.1 million for the six months ended August 31, 2000. We did not execute any commercial license agreements in the three months ended August 31, 2001, compared with two commercial license agreements executed in the three months ended August 31, 2000, and as a result did not record any license fee revenues in the three months ended August 31, 2001. This decrease in license fee revenues reflects the longer sales cycle we are experiencing, as our customers delay their move from a market trial to commercial deployments.

Royalty Fees. Our royalty fee revenues decreased to $37,000 for the three months ended August 31, 2001 from $47,000 for the three months August 31, 2000, and increased to $118,000 for the six months ended August 31, 2001 from $70,000 for the six months ended August 31, 2000. The royalty fee revenues for the three and six months ended August 31, 2001 were generated from Kingston Vision based on their monthly royalty fee payable to us for each active subscriber. The decrease from the three months ended August 31, 2000 is the result of no royalty fee revenues from NBTel in the three months ended August 31, 2001. NBTel prepaid royalty fees for a block of subscribers in January 2001 for the use of DTV Manager, and therefore, we did not anticipate any royalty fee revenues from NBTel in the three months ended August 31, 2001.

Services. Our services revenues increased to $766,000 for the three months ended August 31, 2001 from $200,000 for the three months ended August 31, 2000, and increased to $1.8 million for the six months ended August 31, 2001 from $337,000 for the six months ended August 31, 2000. As we anticipated, our services revenues increased due to the increased level of professional services provided by us to our customers during market trials. These revenues also represent maintenance and technical support and consulting services provided to our customers under the terms of their license agreements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Equipment. We had no equipment revenues for the three and six months ended August 31, 2001 compared $1.0 million for the three months ended August 31, 2000 and $1.1 million for the six months ended August 31, 2000. The equipment revenues for the three and six months ended August 31, 2000 were generated from sales of set-top boxes to NBTel under a set-top box supply agreement from us. We no longer sell set-top boxes to our customers as they now purchase the set-top boxes directly from the suppliers.

Cost of revenues

Excluding cost of equipment revenues, our cost of revenues increased to $801,000 for the three months ended August 31, 2001 from $363,000 for the three months ended August 31, 2000, and increased to $1.6 million for the six months ended August 31, 200 from $678,000 for the six months ended August 31, 2000. We increased our staff levels to 34 at August 31, 2001 from 13 at August 31, 2000 to provide implementation, installation, professional services and maintenance and technical support services to our customers. Our cost of revenues currently reflects this increase in personnel and other related costs to support our professional services effort provided to customers during their market trials.

Operating Expenses

Sales and marketing. Sales and marketing expenses increased to $2.5 million for the three months ended August 31, 2001 from $1.5 million for the three months ended August 31, 2000, and increased to $5.5 million for the six months ended August 31, 2001 from $2.8 million for the six months ended August 31, 2000. This increase is primarily due to the addition of sales and marketing personnel, marketing activities associated with trade show participation, product demonstration, partner marketing and sales support and increased travel and related expenses. Our combined sales and marketing departments increased to 56 employees at August 31, 2001 from 37 employees at August 31, 2000. These increases in staffing levels were the result of our efforts to expand our direct sales force and technical sales support staff coverage areas, including Asia and Europe, and to support our marketing activities.

Research and development. Research and development expenses increased to $1.9 million for the three months ended August 31, 2001 from $1.7 million for the three months ended August 31, 2000, and increased to $4.1 million for the six months ended August 31, 2001 from $3.2 million for the six months ended August 31, 2000. At August 31, 2001, our research and development personnel had increased to 99 from 89 at August 31, 2000. The increases reflect our continued efforts to enhance the functionality of our existing products and develop new products and services.

General and administration. General and administration expenses increased to $1.3 million for the three months ended August 31, 2001 from $604,000 for the three months ended August 31, 2000, and increased to $2.9 million for the six months ended August 31, 2001 from $1.0 million for the six months ended August 31, 2000. The increase primarily relates to increased professional services fees related to regulatory compliance required since we became a public company in November 2000 and to $1.2 million in bad debt reserves recorded in the six months ended August 31, 2001. We are actively pursuing collection of these amounts.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Non-cash Operating Expenses

The following non-cash operating expenses have been incorporated in the operating expense categories to which they relate.

Depreciation. Depreciation expense increased to $457,000 for the three months ended August 31, 2001 from $263,000 for the three months ended August 31, 2000, and increased to $893,000 for the six months ended August 31, 2001 from $484,000 for the six months ended August 31, 2000. The increase is due to our increased investment in computer and other equipment and leasehold improvements required to provide infrastructure to support our increase in staff and geographic locations.

Stock-based compensation. Stock-based compensation expense increased to $101,000 for the three months ended August 31, 2001 from $76,000 for the three months ended August 31, 2000, and increased to $293,000 for the six months ended August 31, 2001 from $92,000 for the six months ended August 31, 2000. The expense is largely attributable to amortization of deferred stock-based compensation related to options granted between May 2000 and August 2000. We did not record any additional deferred stock-based compensation expense in the three months ended August 31, 2001. The deferred stock-based compensation represents the difference between the exercise prices of options granted to acquire our common shares and the deemed fair value, for financial reporting purposes, of our common shares on the date of their respective granting. Deferred stock-based compensation is being amortized on a straight-line basis over the vesting periods of the options.

Other income

Interest income increased to $490,000 for the three months ended August 31, 2001 from $5,000 for the three months ended August 31, 2000, and increased to $1.2 million for the six months ended August 31, 2001 from $79,000 for the six months ended August 31, 2000. The increases are primarily due to interest earned on proceeds received from our September and October 2000 private placements and our November 2000 initial public offering. Given the recent reductions in prevailing interest rates, we anticipate we will continue to receive lower rates of interest on our short term investments during fiscal 2002 than we received in fiscal 2001.

Net loss

We recorded a net loss of $5.1 million for the three months ended August 31, 2001 compared to a net loss of $2.3 million for the three months ended August 31, 2000, and our net loss increased to $10.6 million for the six months ended August 31, 2001 from $5.0 million for the six months ended August 31, 2000. Our net loss per share, using the weighted average number of shares outstanding, was $0.21 for the three months ended August 31, 2001 compared with a net loss per share of $0.13 for the three months ended August 31, 2000, and increased to $0.43 for the six months ended August 31, 2001 from $0.28 for the six months ended August 31, 2000. This increased loss is primarily a result of our decreased revenues, increased costs for sales and marketing, research and development and general and administrative expenses, offset by increases in interest income.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Liquidity and Capital Resources

From our inception, we have financed our operations primarily through the issuance of common equity, long-term debt and revenues from our operations.

Our operating activities used cash in the amount of $4.4 million for the three months ended August 31, 2001 compared to $2.1 million for the three months ended August 31, 2000, and used cash in the amount of $8.1 million for the six months ended August 31, 2001 compared to $3.6 million for the six months ended August 31, 2000. Cash used in operating activities for the three months ended August 31, 2001 reflects our net operating loss of $5.1 million, partially offset by depreciation of $457,000, amortization of stock-based compensation of $101,000 and net decreases in working capital of $221,000.

Our cash used in investing activities, before the sale and purchase of temporary investments, was $56,000 for the three months ended August 31, 2001 compared to $478,000 for the three months ended August 31, 2000, and decreased to $703,000 for the six months ended August 31, 2001 from $1.2 million for the six months ended August 31, 2000. The decrease in our use of cash for investing for the six months ended August 31, 2001 is primarily due to our reduced purchases of computer equipment and office furniture as we have not significantly increased our staff levels during this period. Our current expenditures reflect our investing activities on demonstration and testing hardware used with our products and services.

We did not use any cash in financing activities for the three months ended August 31, 2001, compared to $5,000 for the three months ended August 31, 2000, and our cash used in financing activities increased to $70,000 for the six months ended August 31, 2001 from $9,000 for the six months ended August 31, 2000. We have not commenced nor completed any financing activities in the current fiscal year. Financing expenses incurred in the six months ended August 31, 2001 relate to costs incurred for our November 2000 initial public offering.

Based on our current rate of cash consumption, we expect that our cash position of $51.9 million as of August 31, 2001, will be sufficient to cover our cash requirements for at least the next 30 months. In the longer-term, we may require additional equity financing or borrowing to fund our business.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Industry risk

The telecommunications industry continues to experience a significant reduction in capital spending. As a result, we expect to continue experiencing a longer sales cycle as our customers delay their move from a market trial to commercial deployment. We expect continued delayed licensing and royalty fee revenues generated by us from the commercial deployments of our products. We expect to continue to generate revenues from professional services provided to customers during market trials. While our expenses for the six months ended August 31, 2001 increased from our expenses for the six-months ended August 31, 2000, we intend to hold expenses at least to the present levels and conserve cash so as to maintain our operations as presently constituted. Additionally, we will address the pace of the market development on a monthly basis to determine if changes may be necessary to our operations should the longer sales cycle persist.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Impact of Interest Rate Exposure

As of August 31, 2001, we had approximately $51.9 million in cash, cash equivalents and short-term investments, of which approximately $51.8 million were short-term investments. A significant portion of the cash earns interest at variable rates. In addition, although a portion of our short-term investments consists of fixed-rate instruments, the average term is short. Accordingly, our interest income is sensitive to changes in the level of prevailing interest rates. Interest rates have continued to decline in fiscal 2002 and as a result we anticipate our average yield earned on surplus funds in fiscal 2002 to be lower than yields earned in fiscal 2001. We do not anticipate this situation to have any short-term material adverse impact on our cash position.

Impact of Foreign Exchange Rate Exposure

We continue to expect that the majority of our revenues will be earned in U.S. dollars, and that a significant portion of our operating expenses and capital expenditures will continue to be incurred in Canadian dollars. Changes in the value of the Canadian dollar relative to the U.S. dollar may result in currency translation gains and losses which could affect our operating results. We also deal in other foreign currencies; however, we anticipate that changes in the exchange rates of these currencies will not have a material impact. While we do not hedge our foreign exchange rate exposure with financial derivative instruments, we do maintain a portion of our short term investment portfolio in Canadian dollar denominated instruments.

INFORMATION REGARDING FORWARD LOOKING STATEMENTS

This report contains forward-looking statements. These statements include statements regarding: conditions in the telecom industry, our strategy and plans, our efforts to develop and enhance our products, our expected sources of revenues, our future expected costs and losses, our capital requirements and the outlook for our business. When used in this document, the words "will," "plan," "anticipate," "expect," "intend," "believe" and similar expressions referring to events to occur in the future are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events, are based on information currently available to us and are subject to risks and uncertainties, including: unanticipated trends and conditions in our industry, delays and difficulties that we encounter in developing enhanced products, the risk that we will not have sufficient capital to maintain or expand our operations, delays and difficulties in obtaining customers or in their commercial deployment of services based on our products, and other risks described in our filings with the U.S. Securities and Exchange Commission and Canadian Securities Administrators, including the prospectus for our initial public offering dated November 20, 2000, our Form 20-F and Annual Information Form for the fiscal year ended February 28, 2001. These and other factors could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. We do not undertake any obligation to update this forward-looking information.

CONDENSED CONSOLIDATED BALANCE SHEET (In thousands of U.S. dollars)

                                                   August 31,  February 28,
                                                      2001         2001
---------------------------------------------------------------------------
                                                   (unaudited)
Assets
Current assets:
  Cash and cash equivalents                          $   101     $ 1,332
  Short-term investments                              51,784      59,428
  Accounts receivable, trade, net of allowance of
     $ 1,150 (February 28, 2001--nil)                  2,294       5,680
  Instalment receivables                                  --         705
  Inventory                                              232         295
  Prepaid expenses, deposits and other receivables     1,080       1,436
---------------------------------------------------------------------------
Total current assets                                  55,491      68,876
Capital assets                                         2,780       2,970
---------------------------------------------------------------------------

Total assets                                         $58,271     $71,846
===========================================================================

Liabilities and Shareholders' equity

Current liabilities:
  Accounts payable                                   $   273     $ 1,055
  Accrued liabilities                                  1,783       3,823
  Deferred revenues and customer deposits                731       1,119
  Current portion of long-term debt                       71          72
---------------------------------------------------------------------------
Total current liabilities                              2,858       6,069
---------------------------------------------------------------------------

Long-term debt                                         1,561       1,577
---------------------------------------------------------------------------

Shareholders' equity:

  Authorized:
   Unlimited common shares, no par value
   Unlimited preferred shares, no par value
  Issued and outstanding:
   24,598,442 Common Shares
    (February 28, 2001--24,592,624)                   87,125      87,678
  Deferred stock-based compensation                   (1,894)     (2,670)
  Accumulated deficit                                (30,853)    (20,282)
  Reporting currency translation adjustments            (526)       (526)
---------------------------------------------------------------------------
Total shareholders' equity                            53,852      64,200
---------------------------------------------------------------------------
Total liabilities and shareholders' equity           $58,271     $71,846
===========================================================================

See accompanying notes to condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENT
OF OPERATIONS  (UNAUDITED)
(In thousands of U.S. dollars, except per share amounts)

                                      Three months ended   Six months ended
                                          August 31,          August 31,
                                        2001      2000       2001     2000
----------------------------------------------------------------------------
Revenues:
 License fees                         $     --  $   1,543  $    522  $ 2,055
 Royalty fees                               37         47       118       70
 Services                                  766        200     1,813      337
 Equipment                                  --      1,048        --    1,107
----------------------------------------------------------------------------
Total revenues                             803      2,838     2,453    3,569
----------------------------------------------------------------------------
Cost of revenues:
 Services                                  801        363     1,612      678
 Equipment                                  --        971        --    1,029
----------------------------------------------------------------------------
Total cost of revenues                     801      1,334     1,612    1,707
----------------------------------------------------------------------------

Gross profit                                 2      1,504       841    1,862
----------------------------------------------------------------------------
Operating expenses:
 Sales and marketing                     2,499      1,510     5,524    2,752
 Research and development                1,853      1,653     4,104    3,190
 General and administrative              1,318        604     2,863      956
----------------------------------------------------------------------------
Total operating expenses                 5,670      3,767    12,491    6,898
----------------------------------------------------------------------------

Loss from operations                    (5,668)    (2,263)  (11,650)  (5,036)

Interest income, net                       490          5     1,157       79

Foreign exchange gain, net                  54         12        70       37
----------------------------------------------------------------------------
Loss before provision for income
 taxes                                  (5,124)    (2,246)  (10,423)  (4,920)

Provision for income taxes                 ( 9)       (19)    ( 148)    ( 30)
----------------------------------------------------------------------------
Net loss for the period               $ (5,133) $ ( 2,265) $(10,571) $(4,950)
============================================================================
Basic and diluted net loss per share  $  (0.21) $   (0.13) $  (0.43) $ (0.28)
============================================================================

Weighted average number of shares
 used in computing basic and diluted
 net loss per share (000s)              24,599     17,556    24,597   17,554

   See accompanying notes to condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS'
EQUITY (UNAUDITED) (In thousands of U.S. dollars)

                                              Deferred                  Reporting
                          Common Shares     Stock-Based                 Currency       Total
                          --------------    Compensation   Accumulated Translation Shareholders'
                          Number Amount   on Stock Options   Deficit   Adjustments    Equity
------------------------------------------------------------------------------------------------
Balances, February 29,
 2000                     17,549 $14,489      $    --       $ (8,824)    $   41       $ 5,706
Net loss                      --      --           --         (4,950)        --        (4,950)
Amortization of deferred
 stock-based
 compensation                 --      --           92             --         --            92
Deferred stock-based
 compensation                 --   3,134       (3,134)            --         --            --
Reporting currency
 translation adjustments      --      --           --             --       (103)         (103)
Issuance of shares for
 cash                         10       9           --             --         --             9
------------------------------------------------------------------------------------------------
Balances, August 31,
 2000                     17,559 $17,632      $(3,042)      $(13,774)    $  (62)      $   754
================================================================================================
Balances, February 28,
 2001                     24,593 $87,678      $(2,670)      $(20,282)    $ (526)      $64,200
Net loss                      --      --           --        (10,571)        --       (10,571)
Amortization of deferred
 stock-based
 compensation                 --      --          293             --         --           293
Deferred stock-based
 compensation                 --    (483)         483             --         --            --
Issuance of shares for
 cash                          5     (70)          --             --         --           (70)
------------------------------------------------------------------------------------------------
Balances, August 31,
 2001                     24,598 $87,125      $(1,894)      $(30,853)    $ (526)      $53,852
================================================================================================


See accompanying notes to condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED) (In thousands of U.S. dollars, except per share amounts)

                                         Three months ended   Six months ended
                                             August 31,          August 31,
                                           2001       2000      2001     2000
-------------------------------------------------------------------------------
Cash flows from operating activities:
 Net loss                                $  (5,133) $ (2,265) $(10,571) $(4,950)
 Items not involving cash:
  Depreciation and amortization                457       263       893      484
  Stock-based compensation                     101        76       293       92
 Change in operating assets and
  liabilities:
  Accounts receivable, trade                   (47)     (299)    3,386    1,258
  Instalment receivables                       587    (1,081)      705   (1,078)
  Inventory                                     52      (404)       63     (402)
  Prepaid expenses, deposits, and other
   receivables                                 202       839       356     (157)
  Accounts payable                            (145)      422      (782)   1,411
  Accrued liabilities                         (278)      754    (2,040)     612
  Deferred revenues and customer
   deposits                                   (150)     (367)     (388)    (839)
-------------------------------------------------------------------------------
 Cash used in operating activities          (4,354)   (2,062)   (8,085)  (3,569)
-------------------------------------------------------------------------------
Cash flows from investing activities:
 Purchases of capital assets                   (56)     (478)     (703)  (1,215)
 (Purchases) sales of short-term
  investments                              (14,907)       --     7,644       --
-------------------------------------------------------------------------------
 Cash (used in) from investing
  activities                               (14,963)     (478)    6,941   (1,215)
-------------------------------------------------------------------------------
Cash flows from financing activities:
 Issuance of common shares, net of
  share issue costs                             --         5       (70)       9
 Deferred charges related to initial
  public offering                               --      (886)       --     (886)
-------------------------------------------------------------------------------
 Cash used in financing activities              --      (881)      (70)    (877)
-------------------------------------------------------------------------------
Effect of foreign currency exchange
 adjustments                                    (2)       66       (17)    (116)
-------------------------------------------------------------------------------
Decrease in cash and cash equivalents      (19,319)   (3,355)   (1,231)  (5,777)

Cash and cash equivalents, beginning of
 period                                     19,420     3,974     1,332    6,396
-------------------------------------------------------------------------------
Cash and cash equivalents, end of
 period                                  $     101  $    619  $    101  $   619
===============================================================================
Supplemental cash flow information:
 Cash paid for taxes                     $      25  $      7  $     77  $    31
 Cash received for interest              $     524  $      5  $  1,352  $    --

See accompanying notes to condensed consolidated financial statements

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Basis of presentation

The accompanying financial statements include the accounts of ImagicTV Inc. and its wholly owned subsidiaries. All intercompany transactions and balances are eliminated on consolidation.

The financial statements are stated in U.S. dollars, except as otherwise noted. They have been prepared in accordance with Canadian generally accepted accounting principles, which, in all material respects, conform with U.S. generally accepted accounting principles. The interim financial statements follow the same accounting policies and methods of application as the most recent annual financial statements. For further information, reference should be made to the audited annual consolidated financial statements for the year ended February 28, 2001 that are included in the Company's Annual Report.

The information furnished as at August 31, 2001 and for the three and six month periods ended August 31, 2001 and August 31, 2000 reflects, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of the interim periods presented. Interim results are not necessarily indicative of results for future periods.

2. Segmented information

The Company operates in a single reportable operating segment, that is, to provide software solutions to telecommunications companies and other service providers that enable the delivery of digital broadcast television services to residential subscribers over high-speed Internet Protocol networks. The single reportable operating segment derives its revenue from the sale of software and related services. As at August 31, 2001, substantially all assets related to the Company's operations were located in Canada. Revenues are attributable to geographic location based on the location of the customer, as follows: (in thousands of U.S. dollars)

------------------------------------------------------------------------
                                  Three months ended    Six months ended
                                      August 31,           August 31,
                                    2001     2000         2001     2000
------------------------------------------------------------------------
Revenues by geographic location:
 United States                    $    467 $     899   $  1,229 $    899
 Canada                                158     1,851        810    2,020
 Europe                                118        88        311      650
 Asia                                   60        --        103       --
------------------------------------------------------------------------
                                     $ 803 $   2,838   $  2,453 $  3,569
========================================================================

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3. Related Party Transactions

The following table summarizes the related party transactions and balances (in thousands of U.S. dollars):

--------------------------------------------------------------------
                            Three months ended     Six months ended
                                August 31,            August 31,
                              2001      2000        2001     2000
--------------------------------------------------------------------
Revenues:
  License fees              $     --  $      --    $   --  $      --
  Royalty fees                    --         66        --         66
  Services                       138         36       153        104
  Equipment                       --        997        --      1,056
Operating expenses               298        156       618        304

---------------------------------------------------------------------
                                     August 31,         February 28,
As of                                      2001                 2001
---------------------------------------------------------------------
Related party balances:
 Accounts receivable, trade           $     202            $   1,440
 Accrued liabilities                         70                  850
 Deferred revenue                           124                   27

4. Common shares

As of August 31, 2001 and February 28, 2001, there were 3,538,532 and 3,565,339 options outstanding to acquire common shares of the Company.